December 23, 2020


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Cara Wirth

 	RE:	VV Markets LLC
 	 	Offering Statement on Form 1-A
 	 	File No. 024-11391; Issuer CIK 0001822911

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, VV Markets, LLC a (the "Company"), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11391), together with all exhibits thereto, which was filed with the Securities and Exchange Commission (the "Commission") today, December 23, 2020.

The Company is requesting the consent of the Commission to the withdrawal of the Reg-A Form 1-A as it was filed mistakenly as a new application. It should have been filed as an amendment to the Company's previous filing. The
Company intends to refile as an amendment.

Please forward copies of the order consenting to the withdrawal of the Amendment to the undersigned via email at chris@threshold.cc.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Christopher
Gatewood, , the Company's CEO/President, at (804) 510-
0638.

Very truly yours,
By:  /s/ Randall S. Boe
Name: Christopher E. Gatewood
Threshold Counsel, PC
for VV Markets LLC